DOUGLAS P. LONG

DLong@faegre.com

612.766.7212

June 30, 2005

Securities and Exchange Commission

Attention: Craig Slivka

Division of Corporate Finance

Judiciary Plaza

450 Fifth Street NW

Washington, DC 20549-0510

Re:	Entegris, Inc.
Registration Statement on Form S-4
File No. 333-124719
Amended June 13, 2005

Dear Mr. Slivka:

On behalf of Entegris, Inc. (“Entegris”), for which we are acting as counsel, we hereby respond to the Staff’s comments as set forth in the letter from Jennifer Hardy, Branch Chief, dated June 27, 2005, to John D. Villas, Chief Financial Officer of Entegris, on the above-referenced registration statement (the “Registration Statement”). This letter should be read in conjunction with the accompanying Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that was filed by Entegris and Eagle DE, Inc. on the date hereof with the Securities and Exchange Commission (the “Commission”).

For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by Entegris’ response. In this letter, page references in the responses refer to the page numbers in Amendment No. 2.

To assist the staff in reviewing Amendment No. 2, we will separately deliver to you, by overnight delivery, a copy of this letter and six bound copies of Amendment No. 2. Three of the copies of Amendment No. 2 will be marked to show changes from Amendment No. 1 to the Registration Statement as filed with the Commission on June 13, 2005.

Securities and Exchange Commission

June 30, 2005

Summary, page 9

The Merger, page 10

1.	Please elaborate on the types of products, markets, and operations the combined company will have. Describe the complementary aspects of each company’s operations and products in greater detail.

Response: The description on page 10 has been expanded to elaborate on the types of products, markets and operations the combined company will have and to describe the complementary aspects of each company’s operations and products in greater detail.

2.	Please disclose the number of outstanding Mykrolis stock options and restricted stock units that you will convert in the merger.

Response: The number of outstanding Mykrolis stock options that will be converted in the merger has been disclosed on page 12. There are no outstanding Mykrolis restricted stock units.

Opinion of Mykrolis’ Financial Advisor, page 56

3.	We reissue comment 37 of our June 3, 2005 letter. Please either describe the other information considered by Citigroup in arriving at its opinion or delete the reference.

Response: The reference to other information considered by Citigroup has been deleted.

Exhibit 5-Legal Opinion

4.	Please disclose the state law upon which this opinion is based.

Response: The opinion has been revised and refiled to reflect that the opinion is based on the General Corporation Law of the State of Delaware.

Exhibit 8.1-Tax Opinion

5.	It is not clear which statements in the proxy statement/prospectus constitute “statements of law or legal conclusions.” Please clarify here and in Exhibit 8.2.

Response: Exhibits 8.1 and 8.2 have been revised to delete the quoted language.

Securities and Exchange Commission

June 30, 2005

6.	We note the paragraph beginning “this opinion is expressed as of the date hereof...” here and in Exhibit 8.2. If you retain this paragraph, the opinion must be dated as of the date of effectiveness. Otherwise, please delete the paragraph.

Response: The opinions will be dated as of the date of effectiveness. The parties contemplate that they will file the executed opinions with a post-effective amendment pursuant to Rule 462.

* * * * *

We hope that this letter responds adequately to the Staff’s comments and questions. A separate letter from Entegris is also being provided whereby Entegris has requested acceleration of the effectiveness of the Registration Statement. If you have any further comments or questions, please contact me at (612) 766-7212 or Carmen Pinkerton of our office at (612) 766-8060. Thank you.

Very truly yours,

/s/    Douglas P. Long

Douglas P. Long